January  26, 1998





Securities and
Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:  Schedule 13G
     Computational Systems, Inc.
     As of December 31, 1997

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, enclosed please find six copies of an amended Schedule 13G for the above named company showing beneficial ownership of less than 5% as of December 31, 1997 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Kenneth K. Koster
Senior Vice President, Administration
Chief Compliance Officer

KKK:jmw
Enclosures

cc:  Office of the Corporate Secretary
     Computer Products, Inc.
     835 Innovation Drive
     Knoxville, TN 37932

     Securities Division
     NASD Financial Center
     33 Whitehall Street
     New York, NY  10004



               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549
                          Schedule 13G

           Under the Securities Exchange Act of 1934
                      (Amendment No. 2)*


                  Computational Systems, Inc.
                       (Name of Issuer)


             Common Stock par value $.00 per share
                 (Title of Class of Securities)


                           204828107
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement _____.
(A fee is not required only if the filing person: (1)has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                        Page 1 of 5 Pages

CUSIP NO. 204828107                               13G

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Eagle Asset Management, Inc.   59-2385219

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) ______
                                                        (B) ______

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Florida

     NUMBER OF           5  SOLE VOTING POWER
      SHARES                      - 0 -
    BENEFICIALLY         6  SHARED VOTING POWER
      OWNED                       - - -
      AS OF
  DECEMBER 31, 1997      7  SOLE DISPOSITIVE POWER
     BY EACH                      - 0 -
    REPORTING            8  SHARED DISPOSITIVE POWER
  PERSON WITH                     - - -

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 - 0 -

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                            (  )

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  0.00%

12  TYPE OF REPORTING PERSON*

            IA

    *SEE INSTRUCTION BEFORE FILLING OUT!


                     Page 2 of 5 Pages


Item 1(a) Name of Issuer:

          Computational Systems, Incorporated


Item 1(b) Address of Issuer's Principal Executing Offices:

          835 Innovation Drive
          Knoxville, TN  37932

Item 2(a) Name of Person Filing:

          Eagle Asset Management, Inc.

Item 2(b) Address of Principal Business Office:

          880 Carillon Parkway
          St. Petersburg, Florida  33716

Item 2(c) Citizenship:

          Florida

Item 2(d) Title of Class of Securities:

          Common Stock par value $.00 per share

Item 2(e) CUSIP Number:

          204828107

Item 3    Type of Reporting Person:

          (e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940



                       Page 3 of 5 Pages

Item 4     Ownership as of December 31, 1997:

           (a)  Amount Beneficially Owned:

                0  shares  of common stock beneficially owned including:

                                                       No. of Shares
                Eagle Asset Management, Inc.               - 0 -

            (b) Percent of Class:                          0.00%

            (c) Deemed Voting Power and Disposition Power:

                (i)          (ii)          (iii)         (iv)
                                           Deemed        Deemed
                Deemed       Deemed        to have       to have
                to have      to have       Sole Power    Shared Power
                Sole Power   Shared Power  to Dispose    to Dispose
                to Vote or   to Vote or    or to         or to
                to Direct    to Direct     Direct the    Direct the
                to Vote      to Vote       Disposition   Disposition
                ----------   ------------  -----------   -----------
Eagle Asset     - 0 -        ----          - 0 -         ----
Management, Inc.


Item 5        Ownership of Five Percent or Less of a Class:

              If  this  statement is being filed to report the  fact
that as of the date hereof the reporting person has ceased to  be the beneficial owner of more than five percent of the class of securities, check the following.
                                                       (    X   )

Item 6         Ownership of More than Five Percent on Behalf of Another Person:

               N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:

               N/A

                              Page 4 of 5 Pages


Item 8         Identification and Classification of Members  of the Group: N/A

Item 9         Notice of Dissolution of Group:   N/A

Item 10        Certification:

               By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

               Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January  31, 1998            EAGLE ASSET MANAGEMENT, INC.



                                   Kenneth K. Koster
                                   Senior Vice President, Administration
                                   Chief Compliance Officer

















                       Page 5 of 5 Pages